January 26th, 2007

Faxed to: 202-772-9368

April Sifford

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 7010

Washington, DC 20549-7010

RE:	Battle Mountain Gold Exploration Corp. (“Registrant”)
Item 4.02 Form 8-K, File January 23rd, 2007

SEC File Number 0-50399

Dear Ms. Sifford:

In response to your comment letter of January 24th, 2007, the Company respectfully submits the following responses to your enumerated paragraphs.

Form 8-K Filed January 23, 2007

1.	The amendments on Form 10-QSB/A for the periods ending June 30th, 2006, and September 30th, 2006, have been filed as of today’s date.
2.

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. As of the end of the period covered by the amended 10-QSB/A reports, the Company’s Chief Executive Officer and Chief Financial Officer evaluated, with the participation of the Company’s management, the effectiveness of the Company’s disclosure controls and procedures. Based on the evaluation, which disclosed no significant deficiencies or material weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the dates of the above amended 10-QSB/A reports.

Please see the additional comments in ITEM 3. Controls and Procedures, of the amended 10- QSB/A for the periods ending June 30, 2006 and September 30th, 2006, filed as of today’s date.

Closing Comments

In addition, the Registrant hereby acknowledges that:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments regarding these matters, please do not hesitate to contact me.

Thank you again for your kind cooperation and assistance.

Very truly yours,

/s/Mark Kucher

Mark Kucher

Chairman and CEO

cc:	Chisholm, Bierwolf & Nilson
Clark Wilson LLP